UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated June 5, 2009, announcing that Michael Bodouroglou, its Chairman and Chief Executive Officer, will be speaking at the TradeWinds Oslo Shipping Forum on Wednesday, June 10, 2009 at 10:45 A.M. Norwegian Time at the Grand Hotel, Oslo and Christopher Thomas, its Chief Financial Officer, will be presenting at the Morgan Stanley Commodities & Shipping Conference in New York City on Tuesday, June 9, 2009 at 2:00 P.M. Eastern Time.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. MANAGEMENT TO PRESENT AT TRADEWINDS OSLO SHIPPING FORUM AND MORGAN STANLEY COMMODITIES & SHIPPING CONFERENCE

ATHENS, Greece, June 5, 2009 – Paragon Shipping Inc. (Nasdaq: PRGN), a global shipping transportation company specializing in drybulk cargoes, announced today that Michael Bodouroglou, its Chairman and Chief Executive Officer, will be speaking at the TradeWinds Oslo Shipping Forum on Wednesday, June 10, 2009 at 10:45 A.M. Norwegian Time at the Grand Hotel, Oslo.

A related slide presentation will be posted on the Paragon Shipping website at www.paragonship.com on the day of the event.

Additionally, Christopher Thomas, its Chief Financial Officer, will be presenting at the Morgan Stanley Commodities & Shipping Conference in New York City on Tuesday, June 9, 2009 at 2:00 P.M. Eastern Time.

A live audio webcast and accompanying slide presentation will be available on the Company’s website at www.paragonship.com.  Please allow 15 minutes prior to the presentation to visit the site and download and install any necessary audio software. The webcast will be archived on this site for 90 days.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of twelve vessels with a total carrying capacity of 765,137 dwt.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Eric Boyriven, Alexandra Tramont FD Tel: +1(212) 850-5600

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: June 5, 2009	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 1002412